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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INNOVIVE PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
45774F105
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45774F105	Page	2	of	9

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). James A. Silverman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5.	SOLE VOTING POWER

NUMBER OF		617,344

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		617,344

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	617,344

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	45774F105	Page	3	of	9

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RRC Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		534,951

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		534,951

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	534,951

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No.	45774F105	Page	4	of	9

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). RRC Bio Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		534,951

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		534,951

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	534,951

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	45774F105	Page	5	of	9

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Risk Reward Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5.	SOLE VOTING POWER

NUMBER OF		82,393

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		82,393

WITH:	8.	SHARED DISPOSITIVE POWER

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	82,393

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA

CUSIP No. 45774F105	Page 6 of 9
Item 1.
(a) Name of Issuer: Innovive Pharmaceuticals, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 555 Madison Avenue, 25th Floor, New York, New York 10022
Item 2.
(a) Name of Person Filing: This joint statement on Schedule 13G is being filed by James A. Silverman, RRC Management, LLC, RRC Bio Fund, L.P. and Risk Reward Capital Management, Inc., who are collectively referred to as the “Reporting Persons.” Mr. Silverman (the “Manager”) is the manager of RRC Management, LLC (“Capital”), which is the sole general partner of RRC Bio Fund, L.P. (the “Fund”). The Manager is also the president of Risk Reward Capital Management, Inc. (“Risk Reward”), which serves as investment adviser to a number of discretionary accounts. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b) Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 217R Concord Avenue, Cambridge, MA 02138.
(c) Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. Risk Reward is a Delaware corporation. The Manager is a U.S. citizen.
(d) Title and Class of Securities: Common stock, $0.001 par value (“Common Stock”)
(e) CUSIP Number: 45774F105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4. Ownership
In the aggregate, the Reporting Persons beneficially own 617,344 shares of the Common Stock of the Issuer, representing approximately 4.1% of such class of securities. The beneficial ownership of each Reporting Person is as follows: the Manager, as president of Risk Reward and as manager of Capital, the sole general partner of the Fund, beneficially owns 617,344 shares of Common Stock of the Issuer, representing approximately 4.1% of such class of securities. The number of shares which are beneficially owned by the Manager has been determined based upon the current beneficial holdings of each of Risk Reward, Capital and the Fund, totaling 342,618 shares of Common Stock, plus 274,726 shares which the Fund has the right to acquire within 60 days of the date of this filing through the exercise of a warrant. The Fund and Capital each beneficially own 534,951 shares of the Common Stock of the Issuer, representing

CUSIP No. 45774F105	Page 7 of 9
approximately 3.6% of the class. The number of shares beneficially owned by each of Capital and the Fund has been determined based upon the current beneficial holdings of Capital and the Fund of 260,225 shares of Common Stock, plus 274,726 shares which the Fund has the right to acquire within 60 days of the date of this filing through the exercise of a warrant. Risk Reward, as investment adviser for a number of discretionary accounts, beneficially owns 82,393 shares of Common Stock of the Issuer held by such discretionary accounts, representing approximately 0.5% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 14,916,309 shares of Common Stock, which represents 14,641,583 shares of the Common Stock of the Issuer outstanding as of November 16, 2007, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended September 30, 2007, plus the number of shares of Common Stock able to be acquired by the Fund within 60 days of this filing.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock beneficially owned by the Fund (as described above). Risk Reward, as manager of each of the separate discretionary accounts which holds shares of the Issuer’s Common Stock, has the power to vote and dispose of the shares held beneficially by Risk Reward (as described above). The Manager, by virtue of his position as manager of Capital and president of Risk Reward, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A

CUSIP No. 45774F105	Page 8 of 9
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45774F105	Page 9 of 9
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2008
RRC BIO FUND, L.P. By: RRC Management, LLC General Partner
By:	/s/ James A. Silverman
James A. Silverman
Manager

RRC MANAGEMENT, LLC
By:	/s/ James A. Silverman
James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.
By:	/s/ James A. Silverman
James A. Silverman
President

/s/ James A. Silverman
James A. Silverman

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of February 14, 2008, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Innovive Pharmaceuticals, Inc. and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

RRC BIO FUND, L.P. By: RRC Management, LLC General Partner
By:	/s/ James A. Silverman
James A. Silverman
Manager

RRC MANAGEMENT, LLC
By:	/s/ James A. Silverman
James A. Silverman
Manager

RISK REWARD CAPITAL MANAGEMENT, INC.
By:	/s/ James A. Silverman
James A. Silverman
President

/s/ James A. Silverman
James A. Silverman